Exhibit 99.2

KPMG LLP
600 de Maisonneuve Blvd West

Suite 1500, Tour KPMG

Montréal (Québec) H3A 0A3

Tel. 514-840-2100

Fax. 514-840-2187

www.kpmg.ca

To:

Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
The Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador

February 27, 2026

Dear Sir/Madam:

Re: Notice of Change of Auditors of TFI International Inc. (the “Notice”)

We have read the Notice of TFI International Inc. dated February 27, 2026 and are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with the TFI International Inc’s statement detailed in item 3 of the Notice.

Yours very truly,

© 2026 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.